UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K
                                    --------

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Commission File Number: 0-29031

                              SINOVAC BIOTECH LTD.
                       (Name of Registrant in its charter)

                               ANTIGUA and BARBUDA
         (State or other jurisdiction of incorporation or organization)

                               39 Shangdi Xi Road
                            Haidian District, Beijing
                                  China 100085
              (Address of principal executive offices and zip code)

                               Tel: 86-10-82890088
                               Fax: 86-10-62966910
                      (Issuer's telephone and fax numbers)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

          Form 20-F  X          Form 40-F
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                   No  X
             -----                -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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INDEX
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Item
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1.   Press Release dated June 1, 2004 - Exhibit 99.1
2.   Press Release dated June 9, 2004 - Exhibit 99.2
3.   Press Release dated June 23, 2004 - Exhibit 99.3
4.   Press Release dated July 8, 2004 - Exhibit 99.4
5.   Press Release dated July 13, 2004 - Exhibit 99.5
6.   Press Release dated July 14, 2004 - Exhibit 99.6
7.   Press Release dated July 19, 2004 - Exhibit 99.7
8.   Press Release dated July 20, 2004 - Exhibit 99.8
9.   Press Release dated July 22, 2004 - Exhibit 99.9

Item 1. Press Release dated June 1, 2004 - Exhibit 99.1
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Item 2. Press Release dated June 9, 2004 - Exhibit 99.2
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Item 3. Press Release dated June 23, 2004 - Exhibit 99.3
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Item 4. Press Release dated July 8, 2004 - Exhibit 99.4
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Item 5. Press Release dated July 13, 2004 - Exhibit 99.5
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Item 6. Press Release dated July 14, 2004 - Exhibit 99.6
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Item 7. Press Release dated July 19, 2004 - Exhibit 99.7
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Item 8. Press Release dated July 20, 2004 - Exhibit 99.8
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Item 9. Press Release dated July 22, 2004 - Exhibit 99.9
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          SINOVAC BIOTECH LTD.

Date:  August 18, 2004                    By:      /s/ Lily Wang
                                              -------------------------------
                                                   Lily Wang, CFO and a
                                                   Director

                                  EXHIBIT INDEX


Number       Exhibit                                      Sequential Page Number
------       -------                                      ----------------------

99.1         Press Release dated June 1, 2004                       4
99.2         Press Release dated June 9, 2004                       6
99.3         Press Release dated June 23, 2004                      7
99.4         Press Release dated July 8, 2004                       9
99.5         Press Release dated July 13, 2004                     10
99.6         Press Release dated July 14, 2004                     12
99.7         Press Release dated July 19, 2004                     14
99.8         Press Release dated July 20, 2004                     15
99.9         Press Release dated July 22, 2004                     17